                                                         Rule 424(b)(2)
                                                         Registration No. 1-1764

Prospectus Supplement (to Prospectus dated November 22, 1989)

$150,000,000
DOW JONES & COMPANY, INC.
5.75% NOTES DUE DECEMBER 1, 2000

Interest on the Notes is payable semi-annually on June 1 and December 1 of each year, beginning June 1, 1996. The Notes may not be redeemed prior to maturity.

  The Notes will be denominated in principal amounts of $1,000 or multiples thereof and will be represented by one or more Global Notes registered in the name of a nominee of The Depository Trust Company ("DTC"), as Depositary. Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same Day Settlement and Payment".

           ---------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           ---------------------------------------------------------

-------------------------------------------------------------------------------

                   PRICE TO             UNDERWRITING         PROCEEDS TO
                   PUBLIC(1)            DISCOUNT(2)          COMPANY(1)(3)
--------------------------------------------------------------------------
  PER NOTE         99.823%              .426%                99.397%
--------------------------------------------------------------------------
  TOTAL            $149,734,500         $639,000             $149,095,500


(1) Plus accrued interest, if any, from December 6, 1995.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deduction of expenses payable by the Company estimated at $75,000.

           ---------------------------------------------------------

The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter. The Underwriter reserves the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC on or about December 6, 1995, against payment therefor in immediately available funds.

CHEMICAL SECURITIES INC.

The date of this Prospectus Supplement is December 1, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                NINE
                                               MONTHS
                                                ENDED
                                              SEPTEMBER
                                                 30,    YEARS ENDED DECEMBER 31,
                                              --------- ------------------------
                                              1995 1994 1994 1993 1992 1991 1990
                                              ---- ---- ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges........... 6.7  8.0  8.3  6.8  5.1  3.4  3.2

  For purposes of computing the ratio of earnings to fixed charges (a) "earnings" have been calculated by adding to net income (i) taxes based on income, (ii) interest on debt, (iii) the portion of lease rentals estimated by management to be representative of the interest factor, (iv) minority interest in net income of subsidiary, and (v) distribution of earnings from associated companies, and deducting from net income equity in earnings of associated companies; and (b) "fixed charges" include interest on debt and the portion of lease rentals estimated by management to be representative of the interest factor.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes will be used to refund a portion of the Company's commercial paper borrowings. As of December 1, 1995, the Company had approximately $243 million aggregate principal amount of commercial paper outstanding with maturities ranging from one to twelve weeks and interest rates ranging from 5.75% to 5.85%. The proceeds of such commercial paper borrowings were used by the Company for general corporate purposes.

                              DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes set forth in the Prospectus, to which description reference is hereby made.

GENERAL

  The Notes offered hereby constitute a series of Notes under the Indenture referred to in the Prospectus, as supplemented by a Second Supplemental Indenture, dated as of December 1, 1995, between the Company and First Trust of New York, National Association, as successor Trustee under the Indenture. Such series is limited to $150,000,000 aggregate principal amount. The Notes are to mature on December 1, 2000. Notes are issuable in denominations of $1,000 and in any integral multiples thereof.

  Each Note will bear interest from December 6, 1995 at the rate of 5.75% per annum, payable on June 1 and December 1 of each year, commencing June 1, 1996. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the Note is registered at the close of business on the May 15 or November 15 next preceding the June 1 or December 1 interest payment date. Principal of and interest on the Notes will be payable, and the Notes will be transferable and exchangeable, at an office or agency of the Company maintained in New York City, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Security Register. The Notes will be general unsecured obligations of the Company. The Notes may not be redeemed prior to maturity.

BOOK-ENTRY SYSTEM

  The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, the Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

  The Depositary has advised the Company and the Underwriter as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

  Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriter. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Notes. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate in their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such Global Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement by the purchasers of the Notes will be made in immediately available funds. All payments by the Company to the Depositary of principal and interest will be made in immediately available funds.

  The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require secondary trading activity in the Notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Pricing Agreement and the Underwriting Agreement incorporated by reference therein (together, the "Underwriting Agreement"), the Company has agreed to sell to Chemical Securities Inc. (the "Underwriter"), and the Underwriter has agreed to purchase the principal amount of the Notes set forth opposite its name below. In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased.

                                                                     PRINCIPAL
                               UNDERWRITER                             AMOUNT
                               -----------                          ------------
      Chemical Securities Inc. .................................... $150,000,000
                                                                    ------------
          Total.................................................... $150,000,000
                                                                    ============

  The Underwriter has advised the Company that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes. After the initial public offering, the public offering price, concession and discount may be changed.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment".

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Chemical Securities Inc. is an affiliate of Chemical Bank, which is a lender to the Company and certain of its affiliates. Chemical Bank and its affiliates participate on a regular basis in various financing and banking transactions for the Company. Richard D. Wood, a director of the Company, is also a director of Chemical Bank and Chemical Banking Corporation.

                             VALIDITY OF THE NOTES

  The validity of the Notes will be passed upon for the Company by David E. Moran, Esq., Vice President/Law and Deputy General Counsel of the Company, and for the Underwriter by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                           DOW JONES & COMPANY, INC.

                                DEBT SECURITIES

                               ----------------

  Dow Jones & Company, Inc. (the "Company") may offer and sell from time to time debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities") in one or more series at an aggregate initial offering price not to exceed $350,000,000 (or its equivalent at the time of offering in a non-U.S. dollar currency or a composite currency or currencies). As used herein, the term Debt Securities shall include securities denominated, or whose principal is payable, in United States dollars, or, at the option of the Company, in any other currency or in a composite currency or currencies or in amounts determined by reference to an index. The Debt Securities may be offered in separate series in amounts, at prices and on terms to be determined at the time of offering. The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, interest rate or rates (which may be fixed or variable) and time of payment of interest, if any, terms for any redemption at the option of the Company or the holder, terms for any sinking fund payments, any listing on a securities exchange, the initial public offering price or prices and certain other terms of the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

  The Company may sell Debt Securities to or through underwriters, dealers or agents or directly to other purchasers. See "Plan of Distribution." Such underwriters, dealers or agents may include Goldman, Sachs & Co. or another firm acting alone, or may be a group of underwriters, dealers or agents represented by Goldman, Sachs & Co. or by one or more firms including Goldman, Sachs & Co. The names of any underwriters, dealers or agents, the principal amounts to be purchased by any underwriters or dealers acting for their own accounts and the compensation of such underwriters, dealers or agents will be set forth in the applicable Prospectus Supplement.

                               ----------------

   THESE SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY THE
    SECURITIES AND EXCHANGE  COMMISSION NOR HAS  THE COMMISSION PASSED
     UPON  THE   ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                              GOLDMAN, SACHS & CO.

                               ----------------

               The date of this Prospectus is November 22, 1989.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at Room 3190, 230 South Dearborn Street, Chicago, Illinois 60604 and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained, at prescribed rates, by writing to the Commission, Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's common stock is listed.

  The Company has filed with the Commission two registration statements on Form S-3 relating to the Debt Securities (such registration statements, together with all amendments and exhibits, referred to collectively herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There are hereby incorporated by reference in this Prospectus the Company's Annual Report on Form 10-K for the year ended December 31, 1988, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1989, June 30, 1989 and September 30, 1989 and the Company's Current Report on Form 8-K dated January 5, 1989, each filed with the Commission (File No. 1-7564) under the Exchange Act.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the attention of Peter G. Skinner, Esq., Corporate General Counsel, Dow Jones & Company, Inc., 200 Liberty Street, New York, New York 10281 (telephone number 212-416-2000).

                                  THE COMPANY

  The Company is engaged primarily in the business of collecting and distributing, in the print, electronic and broadcast media, business and financial news and information, and in publishing general interest community newspapers.

  In the print media, the Company publishes national and international newspapers and periodicals, including The Wall Street Journal, The Asian Wall Street Journal, The Asian Wall Street Journal Weekly, The Wall Street Journal/Europe, Barron's National Business and Financial Weekly, American Demographics, Far Eastern Economic Review and National Business Employment Weekly. In the electronic media, the Company operates and distributes various international and domestic news services, including the Dow Jones News Service(R) newswire (commonly known as the "Broadtape"), Dow Jones News/Retrieval(R), an online computer database service, and DowPhone(R), an automated telephone information service. In the broadcast media, the Company produces syndicated and customized business television and radio programming.

  Community newspapers published by Ottaway Newspapers, Inc., a wholly owned subsidiary of the Company, include 23 general interest dailies in Arizona, California, Connecticut, Kentucky, Massachusetts, Michigan, Minnesota, Missouri, New York, North Carolina, Oregon and Pennsylvania.

  The Company owns approximately 66.8% of the outstanding common stock of Telerate, Inc. ("Telerate"), a provider of computerized financial information and services. The Company's nominees constitute a majority of Telerate's Board of Directors. On September 26, 1989, the Company, through a wholly owned subsidiary, commenced a tender offer to purchase for cash any and all outstanding shares of common stock of Telerate not owned by the Company at a price of $18 per share. On November 3, 1989, the Company (and its wholly owned subsidiary) and Telerate entered into an Agreement and Plan of Merger that provides, among other things, for an increase in the price per share to be paid pursuant to the offer to $21 per share and, subject to the waiver or satisfaction of certain conditions, the merger of such wholly owned subsidiary with and into Telerate. See "Recent Developments."

  In addition to the foregoing, the Company has interests in an international newswire, a community newspaper, foreign publications, newsprint mills and magazines.

  The Company's principal executive offices are located at 200 Liberty Street, New York, New York 10281 (telephone number 212-416-2000).

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, including, without limitation, to refinance a portion of commercial paper borrowings made by the Company to fund all or a portion of the purchase by the Company (or any of its subsidiaries) of the common stock of Telerate. See "Recent Developments."

                        SELECTED FINANCIAL INFORMATION

  Set forth below is selected consolidated financial information of the Company. The selected consolidated financial information for each year in the five-year period ended December 31, 1988 has been derived from the Company's financial statements which have been audited by Coopers & Lybrand, independent accountants. This information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and notes thereto which are incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Information for the nine-month periods ended September 30, 1989 and 1988 is unaudited, but reflects all adjustments (consisting only of normal recurring accruals) considered necessary by management of the Company for a fair presentation thereof. Results for the nine-month period ended September 30, 1989 are not necessarily indicative of results for the entire year.

               CONSOLIDATED STATEMENTS OF INCOME AND OTHER DATA

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                     YEARS ENDED DECEMBER 31,
                                          -----------------     --------------------------------------------------------
                                           1989        1988        1988        1987        1986        1985       1984
                                           ----        ----        ----        ----        ----        ----       ----
                                             (UNAUDITED)
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
REVENUES:
 Advertising..........................  $  503,329  $  505,264  $  685,931  $  703,780  $  678,247  $  632,277  $589,607
 Circulation..........................     213,626     217,089     287,217     283,916     264,350     245,216   234,631
 Information services and other.......     531,630     467,758     629,962     326,747     192,270     163,425   141,382
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
   Total revenues.....................   1,248,585   1,190,111   1,603,110   1,314,443   1,134,867   1,040,918   965,620
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
EXPENSES:
 News, production and delivery........     354,286     327,245     445,510     351,828     287,656     272,870   254,089
 Selling, administrative and general..     356,764     323,531     437,087     356,247     312,778     276,210   247,124
 Newsprint............................     101,018     104,084     139,432     134,301     119,277     114,300   112,117
 Second class postage and alternate
  delivery............................      66,556      65,852      89,095      86,322      85,394      81,434    77,631
 Depreciation and amortization........     116,519     104,983     140,209      89,646      66,132      53,408    44,472
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
   Operating expenses.................     995,143     925,695   1,251,333   1,018,344     871,237     798,222   735,433
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
   Operating income...................     253,442     264,416     351,777     296,099     263,630     242,696   230,187
OTHER INCOME (DEDUCTIONS):
 Investment income....................      20,983       6,478       8,984       5,203       5,240       8,212     9,794
 Interest expense.....................     (12,981)    (21,374)    (28,597)    (16,514)     (8,592)    (11,593)   (2,532)
 Equity in earnings (losses) of
  associated companies................     (17,303)      5,979       5,276      35,687      21,368      14,404     8,082
 Gain on disposition of investments...     269,182     106,495     106,495      42,208      49,426
 Other, net...........................        (764)      4,927       5,210       1,810         251       4,741       357
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
Income before income taxes and
 minority interest....................     512,559     366,921     449,145     364,493     331,323     258,460   245,888
Income taxes..........................     214,612     150,540     182,080     151,194     147,961     119,852   116,748
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
Income before minority interest.......     297,947     216,381     267,065     213,299     183,362     138,608   129,140
Minority interest.....................      20,779      31,266      38,887      10,281
                                        ----------  ----------  ----------  ----------  ----------  ----------  --------
NET INCOME............................  $  277,168  $  185,115  $  228,178  $  203,018  $  183,362  $  138,608  $129,140
                                        ==========  ==========  ==========  ==========  ==========  ==========  ========
Net income per share..................       $2.75       $1.92       $2.35       $2.10       $1.89       $1.43     $1.34
Ratio of earnings to fixed charges (1)        18.2        11.1        10.3        11.8        14.3        10.9      18.8
OTHER DATA:
Capital expenditures..................  $  130,357  $  125,010  $  183,501  $  107,760  $   70,236  $  154,589  $142,792
Total assets..........................   2,256,758   1,926,085   2,111,781   1,942,630   1,235,630   1,176,697   803,539
Long-term debt........................     182,538     310,529     290,120     444,163      59,602     248,104    21,020
Stockholders' equity..................   1,382,265     985,303   1,160,575     847,494     727,977     600,200   505,601
Cash dividends........................      54,398      49,130      66,270      61,860      53,585      50,228    46,232

--------
(1) The ratio of earnings to fixed charges has been computed as follows:
(a) "earnings" have been calculated by adding to net income (i) taxes based on income, (ii) interest on debt, (iii) the portion of lease rentals estimated by management to be representative of the interest factor, (iv) minority interest in net income of subsidiary, and (v) distribution of earnings from associated companies, and deducting from net income equity in earnings of associated companies; and (b) "fixed charges" include interest on debt and the portion of lease rentals estimated by management to be representative of the interest factor.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           NINE MONTHS ENDED
                             SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                           -----------------    ----------------------------------------------------
                            1989       1988       1988       1987       1986      1985       1984
                            ----       ----       ----       ----       ----      ----       ----
                              (UNAUDITED)
                                                     (IN THOUSANDS)
OPERATING ACTIVITIES:
 Net income.............  $ 277,168  $ 185,115  $ 228,178  $ 203,018  $183,362  $ 138,608  $ 129,140
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation...........     96,778     88,224    117,314     82,806    64,784     52,079     43,323
 Amortization of excess
  of cost over net
  assets of business
  acquired..............     19,741     16,759     22,895      6,840     1,348      1,329      1,149
 Gain on disposition of
  investments...........   (269,182)  (106,495)  (106,495)   (42,208)  (49,426)
 Gain on disposition of
  plant and property....     (1,209)    (4,894)    (4,171)    (1,558)   (1,248)    (6,882)    (1,937)
 Equity in losses
  (earnings) of
  associated companies,
  net of distributions..     21,366      2,733      8,350     (9,842)   (7,538)    (3,586)    (4,225)
 Minority interest in
  earnings, net of
  dividends paid........     13,266     21,134     26,374      6,954
 Changes in assets and
  liabilities:
 Accounts receivable--
  trade.................    (34,982)    (5,776)     1,313     (7,257)  (12,898)   (11,179)   (10,219)
 Unexpired
  subscriptions.........     18,930    (16,562)    (9,489)    (7,642)   25,238     15,666      4,981
 Inventories............      3,036     (4,413)    (4,404)    (7,042)   12,583     (4,129)    (4,855)
 Other current assets...     (8,475)    (9,959)   (14,429)    (1,862)   (1,774)     1,101     (4,316)
 Accounts payable and
  accrued liabilities...      1,846     (9,518)    15,736     23,913    (2,505)    14,846      9,576
 Federal and state
  income taxes..........     (1,412)    (4,666)    24,679    (16,743)   20,522        756    (14,986)
 Deferred taxes.........     (6,015)       364      1,393     21,538    15,861     22,439      8,603
 Other, principally
  provision for
  noncurrent                  3,385      1,797      1,678      6,121     6,587      5,348      3,802
  liabilities...........  ---------  ---------  ---------  ---------  --------  ---------  ---------
Net cash provided by        134,241    153,843    308,922    257,036   254,896    226,396    160,036
 operating activities...  ---------  ---------  ---------  ---------  --------  ---------  ---------
INVESTING ACTIVITIES:
 Additions to plant and
  property..............   (130,357)  (125,010)  (183,501)  (107,760)  (70,236)  (154,589)  (142,792)
 Disposition of plant
  and property..........      9,959     18,815     17,664      5,654     2,776     10,129      4,557
 Business acquired, net
  of cash received......    (13,508)    (4,971)   (34,704)  (439,242)   (4,275)               (3,258)
 Business sold, net of
  cash given............               124,520    124,520
 Other investments......    (29,276)   (11,932)   (20,467)   (21,798)     (992)  (294,914)    (2,110)
 Disposition of
  investments...........    298,563      6,527      6,527              161,027                 1,428
 Other, net.............     (1,054)      (456)    (1,841)     2,510        98       (602)    (3,867)
                          ---------  ---------  ---------  ---------  --------  ---------  ---------
Net cash provided by
 (used in) investing        134,327      7,493    (91,802)  (560,636)   88,398   (439,976)  (146,042)
 activities.............  ---------  ---------  ---------  ---------  --------  ---------  ---------
FINANCING ACTIVITIES:
 Cash dividends.........    (54,398)   (49,130)   (66,270)   (61,860)  (53,585)   (50,228)   (46,232)
 Increase in long-term
  debt..................     10,000     15,356     15,356    388,830              271,000
 Reduction of long-term
  debt..................   (117,658)  (148,990)  (169,399)   (72,057) (188,502)   (48,809)    (3,290)
 Proceeds from sale
  under stock purchase
  plans.................      6,695      4,164      4,555      9,596     8,587      5,748      6,115
 Purchase of treasury
  stock.................     (8,558)    (2,354)    (2,367)   (32,343)  (10,526)
 Stock issued by
  consolidated                1,942        528      1,006      1,981
  subsidiary............  ---------  ---------  ---------  ---------  --------  ---------  ---------
Net cash provided by
 (used in) financing       (161,977)  (180,426)  (217,119)   234,147  (244,026)   177,711    (43,407)
 activities.............  ---------  ---------  ---------  ---------  --------  ---------  ---------
EFFECT OF EXCHANGE RATE        (142)    (1,955)    (2,130)      (258)     (339)
 CHANGES ON CASH........  ---------  ---------  ---------  ---------  --------  ---------  ---------
Increase (decrease) in
 cash and cash
 equivalents............    106,449    (21,045)    (2,129)   (69,711)   98,929    (35,869)   (29,413)
Cash and cash
 equivalents at              60,791     62,920     62,920    132,631    33,702     69,571     98,984
 beginning of year......  ---------  ---------  ---------  ---------  --------  ---------  ---------
Cash and cash
 equivalents at end of    $ 167,240  $  41,875  $  60,791  $  62,920  $132,631  $  33,702  $  69,571
 period.................  =========  =========  =========  =========  ========  =========  =========
SUPPLEMENTARY CASH FLOW
 DATA:
Interest payments.......  $   9,871  $  19,019  $  30,711  $  12,954  $ 10,462  $  12,262  $   2,385
Income tax payments.....    222,041    154,839    156,152    146,749   111,551     96,657    123,131
Liabilities assumed in
 connection with
 acquisitions...........      3,238      2,177      3,358    181,641       613                 9,120
Liabilities assumed by
 purchaser in connection
 with the sale of a
 subsidiary.............                           18,205
Value of shares issued
 to acquire Telerate,
 Inc. common stock......                          148,635

--------
Note: Certain amounts have been reclassified for comparative purposes.

                              RECENT DEVELOPMENTS
  On September 20, 1989, the Company announced its intention to commence, and on September 26, 1989, Dow Jones Acquisition Sub, Inc., a wholly owned subsidiary of the Company (the "DJ Sub"), commenced, an offer to purchase for cash any and all outstanding shares of common stock of Telerate (the "Shares") not owned by the Company at $18 per Share (the "Tender Offer"). On November 3, 1989, the Company, the DJ Sub and Telerate entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) the price to be paid under the Tender Offer was increased to $21 per Share, (ii) conditions to the Tender Offer were modified, and (iii) as soon as practicable after the later of January 2, 1990 or the satisfaction or waiver of certain conditions specified in the Merger Agreement, the DJ Sub will be merged with and into Telerate (the "Merger"). The Tender Offer is currently scheduled to expire on November 22, 1989, unless extended. In the Merger, each then outstanding Share (other than Shares owned by the Company or the DJ Sub or any other wholly owned subsidiary of the Company, Shares held in Telerate's treasury and Shares held by stockholders who have perfected their dissenters' rights under Delaware law) will be converted into the right to receive in cash $21 per Share or any higher price per Share paid pursuant to the Tender Offer. According to Telerate, as of November 3, 1989, there were outstanding 31,651,649 Shares (other than Shares owned by the Company or the DJ Sub or any other wholly owned subsidiary of the Company), and employee stock options to purchase 829,208 Shares. All terms and conditions relating to the Tender Offer and the Merger are set forth in the Offer to Purchase dated September 26, 1989, the Supplements to the Offer to Purchase dated October 27, 1989 and November 8, 1989 and the related Letter of Transmittal and the Merger Agreement, all filed by the Company with the Commission under the Exchange Act.
  Since the Company announced its intention to commence the Tender Offer, nine putative class actions (the "Actions") have been filed by several alleged Telerate stockholders in Delaware and New York state courts against various parties, including the DJ Sub, the Company, Telerate and certain present and former directors and officers thereof. The Actions allege that, among other things, the Company and its co-defendants breached their fiduciary duties by offering an inadequate price for the Shares and by failing to encourage other possible purchasers or offers for Telerate. The Actions seek, among other things, to enjoin the consummation of the Tender Offer and, if the Tender Offer is consummated, rescission of the DJ Sub's acquisition of the Shares not owned by the Company under the Tender Offer, as well as damages and attorneys' fees in unspecified amounts. The Actions remain pending.
  The total amount of funds required by the DJ Sub and the Company to purchase all the outstanding Shares on a fully-diluted basis (other than Shares owned by the Company) pursuant to the Tender Offer and the Merger and to pay related fees and expenses is estimated to be approximately $676 million. The DJ Sub plans to obtain all the funds needed for the Tender Offer and the Merger from capital contributions or advances made by the Company. The Company currently intends to obtain the funds necessary to make such capital contributions or advances from its cash and cash equivalents (totalling $165 million as of November 3, 1989), the issuance of commercial paper, and the proceeds of an offering or offerings of Debt Securities hereunder.

                                CAPITALIZATION
  The following table sets forth the consolidated capitalization of the Company at September 30, 1989.

                                                             SEPTEMBER 30, 1989
                                                             ------------------
                                                                (UNAUDITED)
                                                               (IN THOUSANDS)
LONG-TERM DEBT
  Floating rate demand industrial development revenue bonds,
   6.3% at September 30, 1989 maturing 2012 and 2022........     $   14,500
  Notes payable, 9 1/4% due November 1, 1992................         99,538
  Notes payable, 7.75% due 1991 through 2001................         58,500
  Bank debt, 9.21% and 9.59%................................         10,000
                                                                 ----------
    Total long-term debt....................................        182,538
STOCKHOLDERS' EQUITY........................................      1,382,265
                                                                 ----------
      TOTAL CAPITALIZATION..................................     $1,564,803
                                                                 ==========

                        PRO FORMA FINANCIAL INFORMATION
                                  (UNAUDITED)

  The following pro forma condensed consolidated financial information illustrates how the Company's financial statements might have been affected if the Company had owned 100% of Telerate at the beginning of the periods, and as of the date, presented below.

  The pro forma income statement data are presented for the nine months ended September 30, 1989 and for the year ended December 31, 1988. The pro forma balance sheet data are presented as of September 30, 1989. The information does not purport to be indicative of the results that actually would have occurred had the Company owned 100% of Telerate as of the date and for the periods presented or that may occur in the future.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                 NINE MONTHS ENDED
                                SEPTEMBER 30, 1989             YEAR ENDED DECEMBER 31, 1988
                         ----------------------------------  ----------------------------------
                                      PRO FORMA  PRO FORMA                PRO FORMA  PRO FORMA
                         HISTORICAL  ADJUSTMENTS  COMBINED   HISTORICAL  ADJUSTMENTS  COMBINED
                         ----------  ----------- ---------   ----------  ----------- ---------
                                   (IN THOUSANDS EXCEPT PER SHARE AND RATIO DATA)
REVENUES:
 Advertising............ $  503,329              $  503,329  $  685,931              $  685,931
 Circulation............    213,626                 213,626     287,217                 287,217
 Information services       531,630                 531,630     629,962                 629,962
  and other............. ----------              ----------  ----------              ----------
   Total revenues.......  1,248,585               1,248,585   1,603,110               1,603,110
                         ----------              ----------  ----------              ----------
EXPENSES:
 News, production and
  delivery..............    354,286                 354,286     445,510                 445,510
 Selling, administrative
  and general...........    356,764                 356,764     437,087                 437,087
 Newsprint..............    101,018                 101,018     139,432                 139,432
 Second class postage
  and alternate
  delivery..............     66,556                  66,556      89,095                  89,095
 Depreciation and           116,519   $ 10,218      126,737     140,209   $ 16,512      156,721
  amortization.......... ----------   --------   ----------  ----------   --------   ----------
   Operating expenses...    995,143     10,218    1,005,361   1,251,333     16,512    1,267,845
                         ----------   --------   ----------  ----------   --------   ----------
   Operating income.....    253,442    (10,218)     243,224     351,777    (16,512)     335,265
OTHER INCOME
 (DEDUCTIONS):
 Investment income......     20,983    (10,125)      10,858       8,984     (8,984)
 Interest expense.......    (12,981)   (35,510)     (48,491)    (28,597)   (54,009)     (82,606)
 Equity in earnings
  (losses) of associated
  companies.............    (17,303)                (17,303)      5,276                   5,276
 Gain on disposition of
  investments...........    269,182                 269,182     106,495                 106,495
 Other, net.............       (764)                   (764)      5,210                   5,210
                         ----------   --------   ----------  ----------   --------   ----------
Income before income
 taxes and minority
 interest...............    512,559    (55,853)     456,706     449,145    (79,505)     369,640
Income taxes............    214,612    (21,611)     193,001     182,080    (29,544)     152,536
                         ----------   --------   ----------  ----------   --------   ----------
Income before minority
 interest...............    297,947    (34,242)     263,705     267,065    (49,961)     217,104
Minority interest.......     20,779    (20,779)                  38,887    (38,887)
                         ----------   --------   ----------  ----------   --------   ----------
NET INCOME.............. $  277,168   $(13,463)  $  263,705  $  228,178   $(11,074)  $  217,104
                         ==========   ========   ==========  ==========   ========   ==========
Net income per share....      $2.75                   $2.62       $2.35                   $2.15
                              =====                   =====       =====                   =====
Average shares              100,731                 100,731      97,081      3,697      100,778
 outstanding............    =======                 =======      ======      =====      =======
Ratio of earnings to
 fixed charges .........       18.2                     8.2        10.3                     4.7

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                  AS OF SEPTEMBER 30, 1989
                                              ---------------------------------
                                                          PRO FORMA  PRO FORMA
                                              HISTORICAL ADJUSTMENTS  COMBINED
                                              ---------- ----------- ----------
                                                       (IN THOUSANDS)
ASSETS:
 Cash and cash equivalents................... $  167,240  $(150,000) $   17,240
 Accounts receivable--trade, net.............    172,358                172,358
 Inventories.................................     17,990                 17,990
 Other current assets........................     55,281                 55,281
                                              ----------  ---------  ----------
   Total current assets......................    412,869   (150,000)    262,869
                                              ----------  ---------  ----------
 Investments in associated companies, at
  equity.....................................     83,852                 83,852
 Other investments...........................     80,869                 80,869
 Plant and property, at cost.................  1,339,536              1,339,536
  Less, Allowance for depreciation...........    632,400                632,400
                                              ----------             ----------
                                                 707,136                707,136
 Excess of cost over net assets of
  businesses acquired, less amortization.....    958,871    544,944   1,503,815
 Other assets................................     13,161                 13,161
                                              ----------  ---------  ----------
   Total assets.............................. $2,256,758  $ 394,944  $2,651,702
                                              ==========  =========  ==========
LIABILITIES:
 Accounts payable and accrued liabilities.... $  170,135             $  170,135
 Federal and state income taxes..............     63,319                 63,319
 Unexpired subscriptions.....................    178,802                178,802
                                              ----------             ----------
   Total current liabilities.................    412,256                412,256
 Long-term debt..............................    182,538  $ 526,075     708,613
 Other noncurrent liabilities................    148,568                148,568
                                              ----------  ---------  ----------
   Total liabilities.........................    743,362    526,075   1,269,437
                                              ----------  ---------  ----------
MINORITY INTEREST IN SUBSIDIARY..............    131,131   (131,131)
                                              ----------  ---------
STOCKHOLDERS' EQUITY:
 Common stocks...............................    102,181                102,181
 Additional paid-in capital..................    149,514                149,514
 Retained earnings...........................  1,163,759              1,163,759
                                              ----------             ----------
                                               1,415,454              1,415,454
 Less, Treasury stock, at cost...............     33,189                 33,189
                                              ----------             ----------
   Total stockholders' equity................  1,382,265              1,382,265
                                              ----------  ---------  ----------
   Total liabilities and stockholders'        $2,256,758  $ 394,944  $2,651,702
    equity................................... ==========  =========  ==========

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS

  (1) The unaudited pro forma condensed consolidated income statements have been adjusted for amortization of excess of cost over net assets, minority interest in Telerate's earnings, interest income on investments, interest expense on the borrowing and related income taxes.

  (2) The unaudited pro forma condensed consolidated balance sheet has been adjusted to reflect, as of September 30, 1989, (i) the elimination of the Company's minority interest in Telerate, and (ii) the incurrence of indebtedness of approximately $526 million and the use of $150 million of the Company's cash and cash equivalents to fund the Company's acquisition of all Shares not owned by the Company for $21 per Share under the Tender Offer and the Merger.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the series of Debt Securities offered by an accompanying Prospectus Supplement (the "Offered Debt Securities"), and the extent to which the following general provisions apply thereto, will be described therein.

  The Debt Securities will be issued under an Indenture, dated as of October 1, 1985, as supplemented by the First Supplemental Indenture, to be dated as of November 15, 1989 (as so supplemented, the "Indenture"), between the Company and Morgan Guaranty Trust Company of New York, as Trustee (the "Trustee"), a form of which Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein. Certain terms defined in the Indenture are capitalized herein. Wherever capitalized terms are used and not otherwise defined herein, it is intended that such terms shall have the meanings assigned to them in the Indenture.

GENERAL

  The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Offered Debt Securities which may be issued thereunder and provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms or additional provisions thereof, where applicable: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the date or dates on which the Offered Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any;
(6) the date or dates from which any such interest will accrue, the date on which payment of such interest will commence, the Interest Payment Dates, the Regular Record Dates for such Interest Payment Dates, and the Person to whom any such interest will be payable, if other than the Person in whose name the Offered Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest payment; (7) the place or places where the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable; (8) the dates on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and the other detailed terms and provisions of such sinking funds; (9) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and the other detailed terms and provisions of such optional redemptions; (10) the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities will be payable if other than U.S. dollars; (11) any index used to determine the amount of payments of principal of (and premium, if any) or interest on the Offered Debt Securities; (12) the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (13) the right of the Company to defease the Offered Debt Securities for certain restrictive covenants and certain Events of Default under the Indenture; and (14) any other terms of the Offered Debt Securities. (Section 301)

  Unless otherwise provided in the Prospectus Supplement relating to the Offered Debt Securities, (1) principal of (and premium, if any) and interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of the Company, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears in the Security Register; (2) payment of any interest due on any Debt Security will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest; and (3) the Debt Securities will be issued only in registered form without coupons and in denominations of $1,000 and integral multiples thereof. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 301, 302, 305, 307 and 1002)

  Debt Securities may be issued as Original Issue Discount Debt Securities to be sold at a substantial discount from their principal amount. Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof. (Section 101)

  The applicable Prospectus Supplement will describe the federal income tax consequences of the ownership of any Offered Debt Securities denominated in other than U.S. dollars.

LIMITATIONS ON LIENS

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, incur, issue, assume, guarantee or suffer to exist any indebtedness for borrowed money secured by a mortgage, pledge or other lien ("Mortgage") on any of its or their Tangible Property, or on any shares of stock or indebtedness of a Restricted Subsidiary, without providing that the Debt Securities (other than Debt Securities of a series not entitled to the benefits of this provision) shall be secured equally and ratably with (or prior
to) such secured indebtedness, unless after giving effect thereto, the aggregate amount of all such secured indebtedness (other than indebtedness secured by excepted Mortgages referred to in the following sentence) plus all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Leaseback Transactions, but excluding any Sale and Leaseback Transaction the proceeds of which are applied to the retirement of secured indebtedness of the Company (other than indebtedness secured by excepted Mortgages referred to in the following sentence), would not exceed 10% of Consolidated Net Tangible Assets. The foregoing restriction does not apply to
(1) Mortgages existing on the date of the Indenture; (2) Mortgages on property of, or on any shares of stock or indebtedness of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; (3) Mortgages on property of any corporation existing at the time such corporation is merged into or consolidated with, or at the time of any sale, lease or other disposition of all or substantially all its assets to, the Company or a Restricted Subsidiary; (4) Mortgages on property existing at the time of acquisition thereof and purchase money Mortgages relating thereto (including construction cost financing); (5) Mortgages on particular property to secure all or part of the cost of repairing, altering, constructing, improving or developing such property as is, in the opinion of the Company's Board of Directors, substantially unimproved; (6) Mortgages in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute; and (7) Mortgages in favor of the Company or any Restricted Subsidiary, and will not apply to any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (1) through
(6). (Section 1007)

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

  The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor providing for the leasing by the Company or such Restricted Subsidiary for a period in excess of three years of any real property located within the United States which has been owned by the Company or such Restricted Subsidiary for more than six months and which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such lender or investor unless either (1) the Company or such Restricted Subsidiary could mortgage such property under the restrictions described under "Limitation on Liens" in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Debt Securities (other than Debt Securities of a series not entitled to the benefits of that provision) or (2) the Company, within six months after such sale or transfer, applies to the retirement of secured indebtedness of the Company (other than indebtedness secured by excepted Mortgages referred to in the last sentence of "Limitation on Liens" above) an amount equal to the greater of (i) the net proceeds of the sale of the real property so leased back or (ii) the fair market value of the real property so leased back. (Section 1008)

CERTAIN DEFINITIONS

  As used in the Indenture:

"Subsidiary" means any corporation of which the Company or one or more of its Subsidiaries owns more than 50% of the outstanding stock ordinarily having voting power for the election of directors. "Restricted Subsidiary" means any Subsidiary other than (1) a Subsidiary substantially all the physical properties of which are located, or substantially all the operations of which are conducted, outside the United States or (2) a Subsidiary the principal business of which consists of (i) investing in, developing or otherwise dealing in or with, real estate or providing services directly related thereto, (ii) financing, including without limitation lending on the security of, purchasing or discounting (with or without recourse), receivables, leases, obligations or other claims arising from or in connection with the purchase or sale of products or services or (iii) leasing property. "Attributable Debt" means the total net amount of rent (discounted at a rate per annum equal to the prevailing market interest rate, at the time the lease was entered into, on United States Treasury obligations having a maturity substantially the same as the average term of such lease, plus 3%) required to be paid during the remaining term of such lease. "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) of the Company and its Restricted Subsidiaries after deducting therefrom (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of the Company and its Subsidiaries and computed in accordance with generally accepted accounting principles. "Tangible Property" means all land, buildings, machinery and equipment, and leasehold interests and improvements in respect of the foregoing, which would be reflected on a consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with generally accepted accounting principles, excluding all such tangible property located outside the United States. (Section 101)

WAIVER

  The Holders of at least 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of that series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

EVENTS OF DEFAULT

  An Event of Default with respect to Debt Securities of any series is defined in the Indenture as: (1) default for 30 days in payment of any interest on any Debt Security of that series; (2) default in payment of principal of (or premium, if any, on) any Debt Security of that series at Maturity; (3) failure to deposit any sinking fund payment when due in respect of that series; (4) failure by the Company for 60 days after due notice in performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series); (5) default under any indebtedness for money borrowed (including a default with respect to Debt Securities other than that series) with a principal amount then outstanding in excess of $5,000,000 or under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture) which default results in the acceleration of maturity of such indebtedness, unless such indebtedness or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; (6) certain events of bankruptcy, insolvency or reorganization of the Company; and (7) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  The Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (or premium, if any) or interest on the Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series on behalf of the Holders of all Debt Securities of that series. (Sections 502 and 513)

  Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities that consists in whole or in part of Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Debt Securities of that series notice of such default known to it if uncured or not waived, provided that, except in the case of default in the payment of principal of (or premium, if any) or interest on any Debt Security of that series, or in the deposit of any sinking fund payment which is provided, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Debt Securities of such series; and, provided further, that in the case of any default of the character specified in clause (4) under "Events of Default," such notice shall not be given until at least 30 days after the occurrence thereof. The term "default" with respect to any series of Outstanding Debt Securities for the purpose only of this provision means any event which is, or after notice or lapse of time or both would become, an Event of Default. (Section 602)

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Debt Securities. (Section 603) Subject to such provisions for indemnification of the Trustee, the Indenture provides that the Holders of a majority in principal amount of Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture. (Section 512)

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless: (1) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series, (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee,
(3) the Trustee shall have failed to institute such proceeding within 60 days and (4) the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request during such 60-day period. (Section 507) However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

  The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default as to certain provisions of the Indenture, or specifying any default that exists. (Section 1010)

DEFEASANCE

  The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

  DEFEASANCE AND DISCHARGE. The Indenture provides that, if applicable, the Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (1) the principal of (and premium, if any) and each instalment of interest on the Debt Securities of such series on the Stated Maturity of such payments and (2) instalments of any sinking fund payments applicable to the Debt Securities of such series, in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred and (2) the Debt Securities, if then listed on the New York Stock Exchange, would not be delisted as a result of such defeasance. (Section 403)

  DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. The Indenture provides that, if applicable, the Company may omit to comply with certain restrictive covenants in Sections 1005 (Maintenance of Properties), 1006 (Payment of Taxes and Other Claims), 1007 (Limitation on Liens) and 1008 (Limitation on Sale and Leaseback Transactions), and neither Section 501(4) (described in clause (4) under "Events of Default") with respect to Sections 1005 through 1008 nor Section 501(5) (described in clause (5) under "Events of Default") shall be deemed to be an Event of Default under the Indenture and the Debt Securities of any series, upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (1) the principal of (and premium, if any) and each instalment of interest on the Debt Securities of such series on the Stated Maturity of such payments and (2) instalments of any sinking fund payments applicable to the Debt Securities of such series, in accordance with the terms of the Indenture and the Debt Securities of such series. The obligations of the Company under the Indenture and the Debt Securities of such series other than the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that (1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred and (2) the Debt Securities of such series, if then listed on the New York Stock Exchange, would not be delisted as a result of such defeasance. (Section 1009)

  DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event the Company exercises its option not to comply with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clause (4) or (5) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of Outstanding Debt Securities of each series affected thereby, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Outstanding Debt Securities of such series, except that no such supplemental indenture may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (1) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Debt Security, (2) reduce the principal amount of (or premium, if any) or any interest on any Debt Security or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration, (3) change the place or currency of payment of principal of (or premium, if any) or interest on any Debt Security, (4) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date), (5) reduce the aforesaid percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder or (6) effect certain other changes. (Section 902)

  The Holders of at least 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series waive, insofar as such series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series waive any past default under the Indenture with respect to such series, except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of such series or in respect of a provision or covenant which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture contains a provision permitting the Company, without the consent of the Holders of any of the Outstanding Debt Securities, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any Person or to acquire or lease the assets of any Person substantially as an entirety or to permit any corporation to merge into the Company, provided that (1) the successor is a corporation organized under the laws of any domestic jurisdiction; (2) the successor corporation, if other than the Company, assumes the Company's obligations on the Debt Securities and under the Indenture; (3) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (4) certain other conditions are met. (Section 801)

REGARDING THE TRUSTEE

  Morgan Guaranty Trust Company of New York is the Trustee under the Indenture. The Company maintains normal banking relationships with the Trustee in the ordinary course of business. The Trustee acts as Trustee under a Trust Indenture dated as of April 1, 1982 relating to the Floating Rate Demand Industrial Development Revenue Bonds due 2012 issued by the City of West Des Moines, Iowa, in respect of which the Company has entered into a loan agreement with the City of West Des Moines, and under a Trust Indenture dated as of July 1, 1982 relating to the Floating Rate Demand Industrial Development Revenue Bonds due 2022 issued by the Development Authority of La Grange, Georgia, in respect of which the Company has entered into a loan agreement with the Development Authority.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through underwriters, dealers or agents or directly to other purchasers. Such underwriters, dealers or agents may include Goldman, Sachs & Co. or another firm acting alone, or may be a group of underwriters, dealers or agents represented by Goldman, Sachs & Co. or by one or more firms including Goldman, Sachs & Co.

  The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters may sell Debt Securities to or through dealers.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Act. Any such underwriter or agent will be identified, and any such compensation to be received from the Company will be described in, the Prospectus Supplement.

  Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                          VALIDITY OF DEBT SECURITIES

  Unless otherwise indicated in an accompanying Prospectus Supplement relating to Offered Debt Securities, the validity of the Debt Securities will be passed upon for the Company by Peter G. Skinner, Esq., Vice President, Corporate General Counsel and Secretary of the Company, and for the underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1988 have been audited by Coopers & Lybrand, independent accountants, whose reports thereon are incorporated herein by reference. Such financial statements and schedules have been so incorporated in reliance upon the report of Coopers & Lybrand given upon their authority as experts in auditing and accounting.

NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUP-PLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE SUCH DATE.


-------------------------------------------------------------------------------

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

Ratio of Earnings to Fixed Charges               S-2
Use of Proceeds                                  S-2
Description of Notes                             S-2
Underwriting                                     S-5
Validity of the Notes                            S-5
PROSPECTUS
Available Information                              2
Incorporation of Certain Documents by Reference    2
The Company                                        3
Use of Proceeds                                    3
Selected Financial Information                     4
Recent Developments                                6
Capitalization                                     6
Pro Forma Financial Information                    7
Description of Debt Securities                     9
Plan of Distribution                              15
Validity of Debt Securities                       16
Experts                                           16

Prospectus Supplement
DOW JONES & COMPANY, INC.
$150,000,000
5.75% NOTES DUE DECEMBER 1, 2000





CHEMICAL SECURITIES INC.

Dated December 1, 1995